Exhibit 99.1

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Years ended May 31, 2008, 2007 and 2006

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. (formerly 6650309 Canada Inc.) as at May 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2008 and for the period from inception on September 5, 1986 to May 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2008 and for the period from inception on September 5, 1986 to May 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ "KPMG LLP"
Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 28, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 10)	$2,652	$1,405
Short-term investments (note 4)	6,784	7,265
Prepaid expenses and other assets	721	335
Amount held in escrow (note 1)	600	-
	10,757	9,005

Corporate investments (note 4)	-	3,728
Fixed assets (note 5)	244	503
Deferred arrangement costs (note 2)	-	1,262
Deferred financing costs	-	371
Goodwill	606	606

	$11,607	$15,475

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable	$923	$1,104
Liability to repurchase warrants (notes 1 and 6(g))	-	252
Deferred gain on sale of shares (notes 1 and 12(d))	600	-
Accrued liabilities	1,194	1,421
	2,717	2,777

Secured convertible debentures (note 11)	12,742	11,937

Shareholders' equity (deficiency):
Share capital (note 6):
Common shares	158,743	157,714
Equity portion of secured convertible debentures	3,814	3,814
Stock options	4,961	4,898
Contributed surplus	9,181	8,525
Deficit accumulated during development stage	(180,551)	(174,190)
	(3,852)	761

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 12)
Subsequent events (note 17)

	$11,607	$15,475

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ "Denis Burger"	Director

/s/ "Aiping Young"	Director

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Revenue	$43	$107	$26	$856

Expenses:
Cost of sales	2	16	3	105
Research and development (note 9)	6,087	3,384	10,237	119,946
General and administrative	3,888	3,848	4,334	55,211
Stock-based compensation (note 7)	719	503	1,205	7,972
Depreciation and amortization of fixed assets	317	402	771	9,542
	11,013	8,153	16,550	192,776
	(10,970)	(8,046)	(16,524)	(191,920)
Other expenses (income):
Interest on convertible debentures	1,029	1,050	882	3,261
Accretion in carrying value of convertible debentures (notes 2(a)(iv) and 11)	1,176	935	790	3,196
Amortization of deferred financing costs (notes 2(a)(iv) and 11)	-	110	87	412
Interest	(542)	(503)	(374)	(11,966)
	1,663	1,592	1,385	(5,097)

Loss from operations	(12,633)	(9,638)	(17,909)	(186,823)

Gain on sale of shares (note 1)	6,299	-	-	6,299

Loss for the period and other comprehensive loss	$(6,334)	$(9,638)	$(17,909)	$(180,524)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.10)

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	215,084	204,860	173,523

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Deficit, beginning of period:
As previously reported	$(174,190)	$(164,552)	$(146,643)	$-
Change in accounting policy (note 2)	(27)	-	-	(27)
As restated	(174,217)	(164,552)	(146,643)	(27)

Loss for the period	(6,334)	(9,638)	(17,909)	(180,524)

Deficit, end of period	$(180,551)	$(174,190)	$(164,552)	$(180,551)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Cash flows from operating activities:
Loss for the period	$(6,334)	$(9,638)	$(17,909)	$(180,524)
Items not involving cash:
Gain on sale of shares (note 1)	(6,299)	-	-	(6,299)
Stock-based compensation	719	503	1,205	7,972
Interest on convertible debentures	1,029	1,050	882	3,261
Accretion in carrying value of convertible debentures	1,176	935	790	3,196
Amortization of deferred financing costs	-	110	87	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	317	1,057	2,342	22,103
Other	(7)	-	-	455
Change in non-cash operating working capital (note 10)	(794)	(310)	(462)	488
Cash used in operating activities	(10,193)	(6,293)	(13,065)	(148,936)

Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	-	12,948
Repurchase of warrants (note 6)	(252)	-	-	37,153
Proceeds on sale of shares, net of amount held in escrow and arrangement costs (note 1)	7,561	(1,262)	-	6,299
Issuance of common shares, net of issuance costs (note 6)	-	11,654	-	109,025
Cash provided by financing activities	7,309	10,392	-	165,425

Cash flows from investing activities:
Maturity (purchase) of investments, net	4,189	(5,366)	13,056	(6,804)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(58)	(20)	(75)	(6,127)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	4,131	(5,386)	12,981	(13,837)

Increase (decrease) in cash and cash equivalents	1,247	(1,287)	(84)	2,652

Cash and cash equivalents, beginning of period	1,405	2,692	2,776	-

Cash and cash equivalents, end of period	$2,652	$1,405	$2,692	$2,652

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation:

(a)	Reorganization:

On November 1, 2006, Lorus Therapeutics Inc. ("Lorus", the "Company" or "New Lorus") was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (the "Investor") and its affiliate, Pinnacle International Lands, Inc. (the "Arrangement").  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from the Company and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification discussed below and in note 12(d), subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed 4325231 Canada Inc. and finally Global Summit Real Estate Inc.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG ("HighTech") and certain other shareholders of Old Lorus (the "Selling Shareholders") agreed to sell to the Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States. The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252 thousand which was completed concurrent with the closing of the Arrangement.

Under the Arrangement, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 12(d).  The escrowed amount of $600 thousand was subsequently released to Lorus on July 10, 2008.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements are those of Old Lorus.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of $6.3 million.  Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described above.  Those tax attributes remaining with Old Lorus are no longer available to the Company.  In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and released on July 10, 2008.  The Company recorded a deferred gain of $600 thousand which it believes is sufficient to address any possible claims related to escrow amounts and its estimate of the obligation for the indemnifications provided.

(b)	Going concern:

The Company has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  Except as described in note 14, the Company has no current sources of significant payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures of $15 million on the maturity date, October 6, 2009, should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company's product candidates or to repay the convertible debentures on maturity.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

1.	Basis of presentation (continued):

Management believes that the Company's current level of cash and cash equivalents and short-term investments, including the funds received from the rights offering described in note 17, will be sufficient to execute the Company's current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents to satisfy this obligation.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.	Changes in accounting policies:

(a)
Effective June 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), retroactively without restatement of prior periods. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  As a result of adopting the above standards, the Company did not recognize any other comprehensive income in its financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

Upon adoption of the new standards on June 1, 2007, the Company designated its financial assets and liabilities as follows:

(i)	Cash and cash equivalents:

Cash and cash equivalents as at June 1, 2007 and acquired thereafter are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations.  As a result of adopting the new standards, there was no material change in valuation of these assets.

(ii)	Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of $27 thousand and an increase in the opening deficit accumulated during the development stage of $27 thousand.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

(iii)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there is no material change in the carrying value of these liabilities.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

(iv)	Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

(v)	Embedded derivatives:

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statements of operations in the period in which the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract and measured at fair value as at June 1, 2007.

(vi)	Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):

(b)	Variable interest entities:

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities.  Variable interest entities ("VIEs") refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an impact on the consolidated financial statements.

(c)	Financial instruments - disclosure and presentation:

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation ("Section 3860"), effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.  The adoption of the amendments to Section 3860 did not impact the consolidated financial statements.

(d)	Non-monetary transactions:

In June 2005, the CICA released Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.  This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.  Commercial substance replaces culmination of the earnings process as the test for fair value measurement.  A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity.  Commercial substance is a function of the cash flows expected by the reporting entity.  The Company has not entered into any non-monetary transactions and, as such, this section is not applicable.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and Pharma Immune Inc. ("Pharma Immune"), which are all located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with Canadian GAAP.

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

The Company has entered into two technology licensing agreements.  Under the first exclusive worldwide technology licensing agreement entered into in 2004, the Company received an initial fee and is entitled to receive subsequent milestone payments from the licensee.  The Company recognized the non-refundable license fee as revenue when the technology license was delivered, when the fee was fixed or determinable and collection of the amount was probable.  The Company had no continuing involvement or obligation to perform under the arrangement.  Any milestone payments subsequently received from the customer will be recognized when the customer acknowledges achievement of the milestone, when the fee is fixed or determinable and collection of the amount is probable.  No subsequent milestone payments have been received under this arrangement.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

Under the second non-exclusive territorial technology licensing arrangement entered into in 2008, the Company is required to provide a fixed number of hours of additional technical support over a period of up to 30 months, in addition to the delivery of the technology under license.  The Company is entitled to receive an initial fee, payments for technical support services, royalties based on subsequent sales by the licensee and contingent milestone payments from the licensee.  The initial fee of $100 thousand is deferred under this arrangement.  Revenue is recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of the initial fee and additional non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.  Any changes in estimate will be recognized prospectively.  Under this arrangement, any contingent royalty or milestone payments subsequently received from the customer will be recognized when the customer acknowledges the sale or achievement of the milestone, when the amount is determinable and collection of the amount is probable.  The Company has delivered the technology under this arrangement prior to year end and has recognized $10 thousand as revenue in 2008.

(c)	Cash and cash equivalents:

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(d)	Short-term investments, marketable securities and other investments:

The Company invests in high-quality fixed income government and corporate investments with low credit risk.

Subsequent to the adoption of Section 3855 (note 2(a)), short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments. Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as held-for-trading, and have classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.

(e)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation.  The Company records depreciation at rates which are expected to charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years
Leasehold improvements	Over the lease term

(f)	Research and development:

Research costs are charged to expense as incurred.  Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  No development costs have been deferred to date.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(g)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds the residual fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has identified no impairment relating to goodwill for 2008 and 2007.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds.  The nature of this asset is such that it was categorized as an intangible asset with a finite life.  These costs have now been fully amortized.

(h)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock-based compensation plan, described in note 7.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to common shares.  The fair value of performance-based options is recognized over the estimated period to achieve the performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  Lorus records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.

(j)	Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2008 of $400 thousand are classified as prepaid expenses and other assets (2007 - $200 thousand).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(k)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded if it is not more likely than not that some portion of or all of a future tax asset will be realized.

(l)	Loss per share:

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(m)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2008 and 2007 are located in Canada.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(n)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(o)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, fair value of guarantees, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(p)	Recent Canadian accounting pronouncements not yet adopted:

(i)
In October 2006, the Accounting Standards Board approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861").  These requirements include Section 3862, Financial Instruments - Disclosures ("Section 3862"), Section 3863, Financial Instruments - Presentation ("Section 3863") (both of which replace Section 3861), and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

Section 3862 is based on International Financial Reporting Standards ("IFRS") 7, Financial Instruments - Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how loss for the period and other comprehensive loss would have been affected by reasonably possible changes in the relevant risk variable.

The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments - Presentation.

These new sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual financial statements relating to fiscal years beginning on December 1, 2007.  Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

The Company will adopt these new standards for its fiscal year beginning June 1, 2008.  The Company does not expect the adoption of these standards to have a material impact on its consolidated financial position and results of operations.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):

(ii)
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, and specifically June 1, 2008 for the Company.  The Company does not expect this new accounting standard to have any impact to the consolidated financial statements.

(iii)
Section 3064, Goodwill and Intangible Assets, will be replacing Section 3062, Goodwill and Other Intangible Assets ("Section 3062") and Section 3450, Research and Development Costs.  This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The impact of adoption of this new section on the Company's consolidated financial statements has not been determined.

(iv)
The CICA plans to converge Canadian GAAP with IFRS over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's consolidated financial statements effective June 1, 2011 has not been determined.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

4.	Short-term investments, marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2008	maturities	maturities	Total	maturity

Corporate investments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	$6,304	$480	$6,784	3.89 - 4.60%

	$6,304	$480	$6,784

	Less than	Greater than
	one year	one year		Yield to
2007	maturities	maturities	Total	maturity

Fixed income government investments	$1,549	$-	$1,549	3.91%
Corporate investments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	5,716	3,728	9,444	3.89 - 4.11%

	$7,265	$3,728	$10,993

At May 31, 2008, investments with maturities of less than one year are classified as held-to-maturity investments and carried at amortized cost.  These investments have maturities varying from one to two months.  Certain corporate investments, totalling $480 thousand, have maturities greater than one year; however, the Company has designated these investments as held-for-trading, and has classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.  The net increase in fair value for the year ended May 31, 2008 amounted to $7 thousand and has been included in the consolidated statements of operations in interest expense.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

4.	Short-term investments, marketable securities and other investments (continued):

At May 31, 2007 and prior to the adoption of Section 3855 (note 2(a)), the carrying values of fixed income government investments and corporate investments were carried at amortized cost and were classified as current or long-term assets consistent with their maturity dates.

At May 31, 2008 and 2007, the carrying values of held-to-maturity investments approximate their quoted market values.  Short-term investments held at May 31, 2008, have varying maturities from one to two months (2007 - one to ten months).  At May 31, 2007, long-term investments had maturities varying from one to five years and were valued at carrying value that, by virtue of the nature of the investments, primarily interest bearing instruments, approximates their quoted market value.

5.	Fixed assets:

		Accumulated	Net book
2008	Cost	depreciation	value

Furniture and equipment	$2,728	$2,557	$171
Leasehold improvements	908	835	73

	$3,636	$3,392	$244

		Accumulated	Net book
2007	Cost	depreciation	value

Furniture and equipment	$2,670	$2,387	$283
Leasehold improvements	908	688	220

	$3,578	$3,075	$503

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount

Balance, May 31, 2006	-	$-	-	$-
Original share	1	1	-	-

Balance, May 31, 2007	1	1	-	-
Surrender of Original Share	(1)	(1)	-	-
Share exchange (note 1)	212,628	157,800	-	-
Interest payments (note 11)	5,021	943	-	-

Balance, May 31, 2008	217,649	$158,743	-	$-

On July 10, 2007 as part of the Arrangement described in note 1, the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  Based on a continuity of interests accounting, the following share table reflects transactions in share capital as if the Company had always carried on the business of Old Lorus:

	Common shares		Warrants
	Number	Amount	Number	Amount

Balance, May 31, 2005	172,541	$144,119	3,000	$991
Interest payments (note 11)	2,153	882	-	-

Balance at May 31, 2006	174,694	145,001	3,000	991
Share issuance	33,800	11,641	-	-
Interest payments (note 11)	3,726	1,050	-	-
Exercise of stock options	46	22	-	-
Repurchase of warrants (g)	-	-	(3,000)	(991)

Balance, May 31, 2007	212,266	157,714	-	-
Interest payments (note 11)	5,383	1,029	-	-

Balance, May 31, 2008	217,649	$158,743	-	$-

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

(b)	Contributed surplus:

	2008	2007	2006

Balance, beginning of year	$8,525	$7,665	$6,733
Forfeiture of stock options	656	121	932
Repurchase of warrants (g)	-	739	-

Balance, end of year	$9,181	$8,525	$7,665

(c)	Continuity of stock options:

	2008	2007	2006

Balance, beginning of the year	$4,898	$4,525	$4,252
Stock option expense	719	494	1,205
Forfeiture of stock options	(656)	(121)	(932)

Balance, end of year	$4,961	$4,898	$4,525

(d)	Alternate compensation plans:

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  During the year ended May 31, 2008, no deferred share units were issued (2007 - nil; 2006 - 168,581), with a cash value of nil (2007 - nil; 2006 - $64 thousand) being recorded in accrued liabilities.

(e)	Share issuance:

On July 10, 2007 as part of the Arrangement described in note 1(a), the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  The transactions below occurred in Old Lorus; however, as a result of the exchange in shares, the shares issued in these transactions became shares in New Lorus.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

On July 13, 2006, the Company entered into an agreement with HighTech to issue 28,800,000 common shares at $0.36 per share for gross proceeds of $10.4 million.  The cost of issuance amounted to $450 thousand.  The subscription price represented a premium of 7.5% over the closing price of the common shares on the TSX on July 13, 2006.  The transaction closed on August 31, 2006.  In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions.  These demand registration rights expire on June 30, 2012.  In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.  Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006, Lorus entered into an agreement with Technifund Inc. to issue, on a private placement basis, 5,000,000 common shares at $0.36 per share for gross proceeds of $1.8 million.  The cost of issuance amounted to $78 thousand.  The transaction closed on September 1, 2006.

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2008, 282,000 (2007 - 69,000; 2006 - 293,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $10 thousand (2007 - $5 thousand; 2006 - $46 thousand) related to this plan in these consolidated financial statements.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

6.	Share capital (continued):

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement, with the holder of Lorus' $15.0 million secured convertible debenture, to repurchase the outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand upon close of the Arrangement.  The equity-classified carrying value of the warrants was $991 thousand and the difference between the equity value and the purchase price was recorded as contributed surplus of $739 thousand.

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares currently estimated at 32,500,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2008 are summarized as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)

Outstanding, beginning of year	12,988	$0.59	10,300	$0.70	8,035	$0.96
Granted	6,048	0.21	5,318	0.30	6,721	0.58
Exercised	-	-	(46)	0.30	-	-
Forfeited	(2,598)	0.58	(2,584)	0.44	(4,456)	0.83

Outstanding, end of year	16,438	0.45	12,988	0.59	10,300	0.70

Exercisable, end of year	10,241	$0.58	9,796	$0.68	6,714	$0.79

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)

$0.18 - $0.24	5,231	9.41	$0.21	925	$0.20
$0.25 - $0.49	6,853	7.23	0.29	5,007	0.30
$0.50 - $0.99	2,809	5.52	0.74	2,763	0.74
$1.00 - $2.50	1,545	4.43	1.43	1,546	1.43

	16,438	8.42	0.45	10,241	0.58

For the year ended May 31, 2008, stock-based compensation expense of $719 thousand (2007 - $503 thousand; 2006 - $1.2 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

During the year ended May 31, 2008, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and to the Company's former President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that is included in the stock-based compensation expense for the year ended May 31, 2008.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

7.	Stock-based compensation (continued):

During the year ended May 31, 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options.  This re-pricing resulted in additional compensation expense of $76 thousand, representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $52 thousand has been included in the stock-based compensation expense during the year ended May 31, 2006.  The additional compensation expense of $24 thousand will be recognized as the amended options vest.  This increased expense is offset by $113 thousand representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock-based compensation expense for the year ended May 31, 2006.

For the year ended May 31, 2008, stock option expense of $719 thousand (2007 - $503 thousand; 2006 - $1.2 million) comprised $171 thousand (2007 - $216 thousand; 2006 - $300 thousand) related to research and development and $548 thousand (2007 - $287 thousand; 2006 - $900 thousand) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2008	2007	2006

Risk-free interest rate	3.75% - 4.70%	4.50%	2.25% - 4.00%
Expected volatility	77% - 80%	75% - 80%	70% - 81%
Expected life of options	5 years	5 years	2.5 - 5 years
Weighted average fair value of options granted or modified during the year	$0.14	$0.20	$0.33

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

8.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2008	2007

Non-capital loss carryforwards	$1,571	$24,459
Capital loss carryforwards	218	-
Research and development expenditures	3,275	20,156
Book over tax depreciation	631	1,904
Intangible asset	3,386	-
Other	-	309

Future tax assets	9,081	46,828

Valuation allowance	(9,081)	(46,828)
	$-	$-

Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

8.	Income taxes (continued):

The Company has undeducted research and development expenditures, totalling $14.1 million for federal purposes and $8.2 million for provincial purposes, and these can be carried forward indefinitely.  In addition, the Company has non-capital loss and capital loss carryforwards of $5.4 million and $1.5 million, respectively, for federal purposes and $5.5 million and $1.5 million, respectively, for provincial purposes.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2009	$741
2010	141
2015	10
2026	11
2027	4
2028	4,466

$5,373

Income tax rate reconciliation:

	2008	2007	2006

Recovery of income taxes based on statutory rate of 35%	$(2,217)	$(3,481)	$(6,469)
Expiry of losses	127	1,311	1,252
Change in valuation allowance subsequent to the Arrangement	2,048	(3,168)	3,861
Non deductible accretion, stock-based compensation and capital gains	(1,880)	519	721
Change in enacted tax rates	1,585	4,437	-
Other	337	382	635

	$-	$-	$-

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

9.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company's lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the U.S. National Cancer Institute. Lorus has selected Acute Myeloid Leukemia ("AML") as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 is currently in a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.

(b)	Small molecules:

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.  The Company's proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.

(c)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005, but overall survival data did not reach statistical significance.   In April 2008, the Company announced the signing of an exclusive multinational license agreement with Zor Pharmaceuticals, LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc, a research-driven biopharmaceutical group, to further develop and commercialize Virulizin® for human therapeutic applications.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

9.	Research and development programs (continued):

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Antisense:
Expensed	$3,200	$1,676	$2,550	$34,685
Acquired	-	-	-	11,000
Small molecules:
Expensed	2,743	1,621	1,485	10,071
Acquired	-	-	-	1,228
Immunotherapy:
Expensed	144	87	6,202	75,190
Acquired	-	-	-	-

Total expensed	$6,087	$3,384	$10,237	$119,946

Total acquired	$-	$-	$-	$12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

10.	Supplemental cash flow and other information:

Cash and cash equivalents consist of:

	2008	2007

Cash	$143	$495
Term deposits and guaranteed investment certificates	2,509	910

	$2,652	$1,405

Change in non-cash operating working capital is summarized as follows:

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2008	2007	2006	2008

Prepaid expenses and other assets	$(386)	$180	$611	$(145)
Accounts payable	(181)	549	(514)	(321)
Accrued liabilities	(227)	(1,039)	(559)	954

	$(794)	$(310)	$(462)	$488

During the year ended May 31, 2008, the Company received interest of $519 thousand (2007 -$412 thousand; 2006 - $627 thousand).

Supplementary disclosure relating to non-cash financing activities consists of $252 thousand related to the liability to repurchase warrants.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

11.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest would be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2008, the Company issued 5,383,000 (2007 - 3,726,000; 2006 - 2,153,000) shares in settlement of approximately $1.0 million (2007 - $1.0 million; 2006 - $882 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  In May 2007, the 3,000,000 common share purchase warrants were repurchased in connection with the Arrangement (note 6(g)).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

11.	Convertible debentures (continued):

Prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company has recognized $110 thousand (2006 - $87 thousand) in amortization expense.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs are recognized in the consolidated statements of operations as accretion expense.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2008, the Company has recognized $1.2 million (2007 - $935 thousand; 2006 - $790 thousand) in accretion expense.

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.  Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2008, the term of the debt remains unchanged.

12.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $143 thousand in 2009, $148 thousand in 2010 and $129 thousand in 2011.

During the year ended May 31, 2008, operating lease expenses were $140 thousand (2007 - $139 thousand; 2006 - $130 thousand).

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	A 20% share interest in NuChem;

(ii)	A payment of U.S. $350 thousand in shares of Lorus; and

(iii)	Up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand.  The remaining balance of up to U.S. $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials.  Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2008 or 2009 and cannot reasonably predict when such milestones will be achieved, if at all.

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2008 or 2009, and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

(d)	Indemnification on Arrangement:

Under the Arrangement (note 1), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

12.	Contingencies, commitments and guarantees (continued):

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

The Company has recorded a deferred gain of $600 thousand, which it believes is sufficient to address any possible claims related to escrow amounts and its estimate of the fair value of the obligation of $150 thousand for the indemnifications provided.  There have been no claims under this indemnification to date.

(e)	Regulatory matter:

The Company received notice from the American Stock Exchange ("AMEX") dated February 13, 2008, indicating that the Company needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii).  This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted Lorus from meeting the minimum stockholder's equity requirement.  AMEX has renewed and accepted the Company's plan to comply with the stockholder's equity requirements within an eighteen-month period ending August 13, 2009.  Should the Company not be able to execute the plan and comply with the AMEX requirements within the prescribed period, the Company will be subject to de-listing.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

13.	Financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

(a)	Cash and cash equivalents, short-term marketable securities, other assets, amount held in escrow, accounts payable and accrued liabilities:

Due to the short period to maturity of the financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

(b)	Long-term marketable securities and other investments:

The carrying values by virtue of the nature of the investments, primarily interest-bearing instruments, approximate their quoted market values.

(c)	Convertible debentures:

The fair value of the convertible debentures at May 31, 2008 is $13.9 million (2007 - $13.6 million).

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

14.	License agreement:

Effective April 8, 2008, the Company entered into a non-exclusive multinational license agreement with ZOR Pharmaceutical LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc. to further develop and commercialize Virulizin® for human therapeutic applications.

Under the terms of the agreement, the Company will receive an upfront licensing fee of $100 thousand, and may receive certain milestone payments totalling approximately U.S. $10 million based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  ZOR will assume all future costs for the development of the licensed technology.

The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge.  Under this agreement, the Company has agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

In addition, Lorus acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500.  This investment has been accounted for as an equity investment.  Lorus' equity will not be subject to dilution on the first U.S. $5 million of equity financing in ZOR.  Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.

15.	Related party transaction:

During the year ended May 31, 2008, the Company expensed consulting fees of $31 thousand to a director of the Company (2007 - nil; 2006 - nil) of which $30 thousand remained payable at May 31, 2008 (2007 - nil; 2006 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	Comparative figures:

Certain 2007 and 2006 figures have been reclassified to conform with the financial statement presentation adopted in 2008.

LORUS THERAPEUTICS INC.
(FORMERLY 6650309 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2008, 2007 and 2006

17.	Subsequent events:

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four (4) rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  Rights expired on August 7, 2008.

The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The Company expects to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.